Unity Bancorp Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**10/21/10**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Brynn Barsony**
Submission Contact Phone Number	**908-713-4329**
Exchange	**NASD**
Confirming Copy	**off**
Filer CIK	**0000920427**
Filer CCC	**xxxxxxxx**
Period of Report	**10/21/10**
Item IDs	**2.02**
	9.01
Notify via Filing website Only	**off**
Emails	**brynn.barsony@unitybank.com**
	laurie.cook@unitybank.com
	alan.bedner@unitybank.com

Documents

8-K	**form_8k.htm**
	Unity Bancorp 8K
EX-99.1	**exh99-1.htm**
	Third Quarter Press Release
GRAPHIC	**bancp.jpg**
	Unity Bancorp Logo
GRAPHIC	**exh99-10.jpg**
	Unity Bancorp Logo
8-K	**submissionpdf.pdf**
	PDF Version of 8K & Press Release

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Brynn Barsony</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>908-713-4329</value></field>
                <popup sid="SubSro_sroId_"><value>NASD</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000920427</value></field>
                <field sid="SubFiler_filerCcc_"><value>i$8wfams</value></field>

                <field sid="SubTable_periodOfReport_"><value>10/21/10</value></field>
                <combobox sid="SubItem_itemId_"><value>2.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>form_8k.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>Unity Bancorp 8K</value></field>
                <data sid="data1"><filename>form_8k.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>exh99-1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>Third Quarter Press Release</value></field>
                <data sid="data2"><filename>exh99-1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>bancp.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>Unity Bancorp Logo</value></field>
                <data sid="data3"><filename>bancp.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>exh99-10.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_3"><value>Unity Bancorp Logo</value></field>
                <data sid="data4"><filename>exh99-10.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_4"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_4"><value>8-K</value></combobox>
                <field sid="SubDocument_description_4"><value><![CDATA[PDF Version of 8K & Press Release]]></value></field>
                <data sid="data5"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>brynn.barsony@unitybank.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>laurie.cook@unitybank.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>alan.bedner@unitybank.com</value></field>
        </page>
</XFDL>
```

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

October 21, 2010
Date of Report (Date of earliest event reported)



UNITY BANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)

New Jersey
(State or Other Jurisdiction of Incorporation)

1-12431	**22-3282551**
(Commission File Number)	(I.R.S. Employer Identification No.)

64 OLD HIGHWAY 22, CLINTON, NEW JERSEY, 08809
(Address of Principal Executive Office) (Zip Code)

(908) 730-7630
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

❐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

❐   Soliciting material pursuant to Rule 14a12 under the Exchange Act (17 CFR 240.14a-12)

❐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

❐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02　　　　　　　**Results of Operation and Financial Condition**

　　　The Registrant issued a press release on October 21, 2010 announcing results for the three and nine months ended September 30, 2010, the full text of which is incorporated by reference to this Item.

Item 9.01　　　　　　　**Financial Statements and Exhibits.**

(d)　　　　　　　　*Exhibits*
EXHIBIT
99.1　　　　　　　　Press release issued by the Registrant on October 21, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

	UNITY BANCORP, INC. **(Registrant)**
Date: October 21, 2010	By: /s/ Alan J. Bedner
	Alan J. Bedner EVP and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT #	DESCRIPTION
99.1	Press release issued by the Registrant on October 21, 2010



Unity Bancorp, Inc.
64 Old Highway 22
Clinton, NJ 08809
800 618-BANK
www.unitybank.com

NewsNewsNewsNewsNews

For Immediate Release: October 21, 2010

News Media & Financial Analyst Contact:
Alan J. Bedner, EVP
Chief Financial Officer
(908) 713-4308

Unity Bancorp Reports Third Quarter and Nine Month Earnings

Clinton, NJ - Unity Bancorp, Inc. (NASDAQ: UNTY), parent company of Unity Bank, reported net income available to common shareholders of $341 thousand or $0.05 per diluted share for the quarter ended September 30, 2010, compared to a net loss of $1.1 million or $0.16 per diluted share for the third quarter of 2009. Return on average assets and average common equity for the third quarter of 2010 were 0.34% and 2.66%, respectively.

For the nine months ended September 30, 2010, the Company reported net income available to common shareholders of $1.0 million or $0.14 per diluted share, compared to a net loss of $2.3 million or $0.33 per diluted share for the same period a year ago. Return on average assets and average common equity for the nine month period were 0.33% and 2.72%, respectively.

Nine month results in 2009 were substantially impacted by the following items, which were not present during the first nine months of 2010:

- The Company recognized a pre-tax other-than-temporary impairment (“OTTI”) charge during the second quarter of 2009 of $1.7 million, or $0.17 per diluted share, due to the deterioration of the underlying collateral of two pooled trust preferred securities.
- The FDIC imposed a special assessment equal to 5 basis points of an insured depository institution's assets minus Tier 1 capital as of June 30, 2009. The Company recognized a charge of approximately $408 thousand, or $0.04 per diluted share, in the second quarter for this special assessment.
- The Company recorded an additional provision for loan losses of $1.5 million in the third quarter of 2009.

James A. Hughes, President and CEO, stated, “We are pleased to report positive financial developments despite the impact the recession has had on many of our borrowers.” Mr. Hughes continued, “Net income growth was driven by improving margins and the lower cost of interest-bearing deposits. We continue to remain optimistic about the opportunities ahead. Despite the increase in nonperforming assets, resolution of many of our problem credits appears certain.”

Net Interest Income

For the quarter ended September 30, 2010, net interest income was $7.4 million, an increase of $554 thousand or 8.1% from the quarter ended September 30, 2009. Factors affecting third quarter net interest income include:

- The yield on interest-earning assets decreased 34 basis points to 5.30% from 5.64% for the same period last year. This was a result of interest-earning assets re-pricing in a low rate environment.
- The cost of interest-bearing liabilities decreased 91 basis points to 1.89% from 2.80% a year ago. All interest-bearing deposit costs declined with the largest decline in savings deposits.
- Net interest margin was 3.66%, a 49 basis point increase from 3.17% in the third quarter of 2009. This increase was driven by the reduced cost of funds.

Year-to-date, net interest income was $22.1 million, or 8.0% higher than the $20.5 million reported for the first nine months of 2009. Factors affecting the nine month net interest income include:

- The yield on earning assets decreased from 5.81% for the first nine months of 2009 to 5.35% for the first nine months of 2010. This was a result of interest-earning assets re-pricing in a low rate environment.
- The cost of interest-bearing liabilities decreased from 2.98% for the first nine months of 2009 to 2.04% for the first nine months of 2010. All interest-bearing deposit costs declined with the largest decline in time deposits.
- Net interest margin for the nine months ended September 30, 2010 was 3.58%, an increase of 38 basis points from the same period last year.

Noninterest Income

For the quarter ended September 30, 2010, noninterest income totaled $1.5 million, an increase of $298 thousand from the quarter ended September 30, 2009. The following factors impacted the quarter's noninterest income:

- Branch fee income remained relatively flat compared to the prior year period.
- Service and loan fee income declined $147 thousand due to a lower level of loan prepayment fees.
- There were $269 thousand in gains on the sales of SBA loans, compared to no gains in the prior year's quarter.
- Gains on the sales of residential mortgage loans totaled $247 thousand, compared to $71 thousand the prior year.
- The quarterly increase in the cash surrender value of bank owned life insurance ("BOLI") increased $23 thousand to $79 thousand. This was the result of the Company purchasing $2.5 million in BOLI to help offset the rising cost of employee benefits during the first quarter of 2010.
- Gains on the sales of investment securities amounted to $35 thousand, compared to $158 thousand in the prior year period.

For the nine months ended September 30, 2010, noninterest income amounted to $3.5 million, an increase of $1.9 million from the nine months ended September 30, 2009. Excluding the effect of the OTTI charge noted above, noninterest income increased $186 thousand. Noninterest income was affected by the following factors:

- Branch fee income remained relatively flat compared to the prior year period.
- Service and loan fee income decreased $241 thousand compared to the prior year period due to lower levels of prepayment fees.
- Gains on sales on SBA loans amounted to $416 thousand, compared to $29 thousand a year ago.
- Gains on the sales of residential mortgage loans amounted to $504 thousand, compared to $184 thousand from the prior year period.
- The nine month increase in the cash surrender value of bank owned life insurance ("BOLI") increased $64 thousand to $230 thousand. This was the result of the Company purchasing $2.5 million in BOLI to help offset the rising cost of employee benefits during the first quarter of 2010.
- Gains on the sales of investment securities amounted to $42 thousand, compared to $675 thousand in the prior year period.

Noninterest Expense

For the quarter ended September 30, 2010, noninterest expenses were $6.4 million, an increase of $294 thousand or 4.8% from the quarter ended September 30, 2009. The following factors affected our noninterest expense:

- Compensation and benefits expense amounted to $3.0 million, an increase of $51 thousand or 1.8%. This was the result of an increase in compensation, employee medical benefits costs and mortgage loan commissions, partially offset by lower incentive bonus payments.
- Occupancy expense increased by $29 thousand or 4.9%, due to an increase in rental expense.
- Furniture and equipment expense increased $26 thousand or 6.3%, primarily due to increased software and equipment lease expense, partially offset by a decrease in equipment depreciation expense.
- Professional fees decreased $45 thousand, due to decreased consulting, loan review and audit costs.
- Loan collection costs decreased $43 thousand, due to decreased collection costs on delinquent loans.
- Other real estate owned ("OREO") expense increased $306 thousand, due to increased maintenance and valuation related expenses on OREO properties.

For the nine months ended September 30, 2010, noninterest expenses were $18.4 million, an increase of $515 thousand or 2.9% from the same period a year ago. The following factors affected our noninterest expense:

- Compensation and benefits expense amounted to $8.8 million, an increase of $395 thousand or 4.7%, due to increased compensation, higher employee medical benefits costs and increased residential mortgage commissions due to a larger sales volume, partially offset by lower incentive bonus payments.
- Occupancy expense declined by $19 thousand or 1.0%, due primarily to a reduction in rental expense from a renegotiated lease.
- Processing and communications increased $55 thousand or 3.5%, due primarily to increased data processing line costs.
- Furniture and equipment expense decreased $70 thousand or 5.1%, primarily due to decreased depreciation expense as capital expenditures declined and decreased equipment maintenance charges.
- Professional fees decreased $123 thousand, due to decreased consulting, loan review and audit costs.
- OREO expense increased $476 thousand, due to increased maintenance and valuation related expenses on OREO properties.
- FDIC insurance premiums decreased $378 thousand, due primarily to the $408 thousand second quarter 2009 special assessment.
- Advertising expenses increased $105 thousand or 28.2%, due to increased marketing efforts.

Financial Condition

At September 30, 2010, total assets were $846.4 million, a 9.0% decrease from year-end.

- Total loans decreased $27.5 million or 4.2%, from $657.0 million at December 31, 2009. SBA 7(a), SBA 504, commercial, residential and consumer loans decreased 8.1%, 7.9%, 3.0%, 1.2% and 5.7%, respectively. Loan balances for the remainder of 2010 are expected to remain flat to down as the Company is no longer generating loans outside of its trade area and has decided to portfolio a limited number of fixed rate residential mortgages due to interest rate risk. The Company continues to focus on stabilizing credit quality and preserving capital until economic conditions improve.
- Total securities decreased $34.2 million since year-end as Unity received $37.2 million in principal payments, sold $13.4 million and had $14.8 million in bonds called during the nine month period, partially offset by $30.0 million in purchases.
- Core deposits, excluding time deposits, increased $14.1 million during the nine month period to $480.6 million. The increase was due primarily to a $7.7 million increase in demand deposits and a $6.0 million increase in savings deposits. Time deposits decreased $102.2 million for the nine months ended September 30, 2010 due to planned run off of a maturing high rate promotion that was done late in 2008 to bolster liquidity.
- Shareholders' equity was $70.7 million at September 30, 2010, an increase of $2.9 million from year-end.
- Book value per common share was $7.19, compared to $6.91 at year-end.
- At September 30, 2010 the leverage, Tier I and Total Risk Based Capital ratios were 9.83%, 12.67% and 13.93%, respectively, all in excess of the ratios required to be deemed "well-capitalized".

Credit Quality

- Nonperforming assets totaled $33.1 million at September 30, 2010, or 5.21% of total loans and OREO, compared to $27.5 million or 4.17% of total loans and OREO a year ago.
- The commercial, residential, SBA, SBA 504 and consumer nonaccrual loans were $9.5 million, $6.1 million, $6.3 million, $5.2 million and $235 thousand, respectively. The majority of nonaccrual loans are secured by real estate.
- OREO assets totaled $5.8 million at September 30, 2010, an increase of $3.0 million, compared to $2.8 million a year ago. The increase is related to the acquisition of titles through foreclosure proceedings.
- The allowance for loan losses totaled $14.2 million at September 30, 2010, or 2.25% of total loans. The provision for loan losses for the quarter and nine months ended September 30, 2010 was $1.5 million and $4.5 million, respectively, compared to $3.0 million and $6.0 million for the quarter and nine month periods of 2009.
- Net charge-offs were $1.3 million for the three months ended September 30, 2010, compared to $1.2 million for the same period a year ago. Net charge-offs were $4.2 million for the nine months ended September 30, 2010, compared to $3.9 million for the same period a year ago.

Mr. Hughes added, "Unity continues to work diligently to assertively address problem loans, however, the backlog in the courts has significantly slowed the collection process. The increase in nonperforming assets was due to the delay in the sale of many problem assets and further deterioration of substantial credits. For the near term, the size of our loan loss provision will remain the most important single factor in our earnings. However, we believe that with stabilization of our credit quality and a rebound in overall economic activity, we are well positioned for future growth."

Unity Bancorp, Inc. is a financial service organization headquartered in Clinton, New Jersey, with approximately $846 million in assets and $670 million in deposits. Unity Bank provides financial services to retail, corporate and small business customers through its 16 retail service centers located in Hunterdon, Middlesex, Somerset, Union and Warren Counties in New Jersey and Northampton County, Pennsylvania. For additional information about Unity, visit our website at www.unitybank.com, or call 800- 618-BANK.

This news release contains certain forward-looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements may be identified by use of the words "believe", "expect", "intend", "anticipate", "estimate", "project" or similar expressions. These statements involve certain risks, uncertainties, estimates and assumptions made by management, which are subject to factors beyond the company's control and could impede its ability to achieve these goals. These factors include general economic conditions, trends in interest rates, the ability of our borrowers to repay their loans, our ability to manage and reduce the level of our nonperforming assets, and results of regulatory exams, among other factors.

UNITY BANCORP, INC.
SUMMARY FINANCIAL HIGHLIGHTS
September 30, 2010

				2010.Q3 VS.	
				2010.Q2	2009.Q3
Amounts in thousands, except percentages and per share amounts	9/30/2010	6/30/2010	9/30/2009	%	%
BALANCE SHEET DATA:					
Total assets	**$ 846,385**	$ 869,735	$ 922,689	-2.7%	-8.3%
Total deposits	**670,158**	693,232	750,665	-3.3%	-10.7%
Total loans	**629,516**	637,180	656,520	-1.2%	-4.1%
Total securities	**134,820**	143,662	171,501	-6.2%	-21.4%
Total shareholders' equity	**70,730**	69,633	67,385	1.6%	5.0%
Allowance for loan losses	**(14,163)**	(13,946)	(12,445)	1.6%	13.8%
FINANCIAL DATA - QUARTER TO DATE:					
Income (loss) before provision (benefit) for income taxes	**$ 968**	$ 893	$ (1,090)	8.4%	188.8%
Provision (benefit) for income taxes	**242**	212	(343)	14.2%	170.6%
Net income (loss)	**726**	681	(747)	6.6%	197.2%
Preferred stock dividends & discount accretion	**385**	379	372	1.6%	3.5%
Income available (loss attributable) to common shareholders	**$ 341**	$ 302	$ (1,119)	12.9%	130.5%
Net income (loss) per common share - Basic	**$ 0.05**	$ 0.04	$ (0.16)	25.0%	131.3%
Net income (loss) per common share - Diluted	**$ 0.05**	$ 0.04	$ (0.16)	25.0%	131.3%
Return (loss) on average assets	**0.34%**	0.31%	-0.33%	9.7%	203.0%
Return (loss) on average equity	**2.66%**	2.43%	-9.14%	9.5%	129.1%
Effficiency ratio	**72.47%**	71.66%	77.72%	1.1%	-6.8%
FINANCIAL DATA - YEAR TO DATE:					
Income (loss) before provision (benefit) for income taxes	**$ 2,794**	$ 1,826	$ (1,774)	53.0%	257.5%
Provision (benefit) for income taxes	**639**	397	(559)	61.0%	214.3%
Net income (loss)	**2,155**	1,429	(1,215)	50.8%	277.4%
Preferred stock dividends & discount accretion	**1,136**	752	1,123	51.1%	1.2%
Income available (loss attributable) to common shareholders	**$ 1,019**	$ 677	$ (2,338)	50.5%	143.6%
Net income (loss) per common share - Basic	**$ 0.14**	$ 0.09	$ (0.33)	50.2%	143.3%
Net income (loss) per common share - Diluted	**$ 0.14**	$ 0.09	$ (0.33)	49.9%	141.8%
Return (loss) on average assets	**0.33%**	0.32%	-0.18%	3.1%	283.3%
Return (loss) on average equity	**2.72%**	2.76%	-6.38%	-1.4%	142.6%
Effficiency ratio	**71.72%**	71.32%	77.12%	0.6%	-7.0%
SHARE INFORMATION:					
Market price per share	**5.25**	5.35	4.20	-1.9%	25.0%
Dividends paid	**-**	-	-	0.0%	0.0%
Book value per common share	**7.19**	7.11	6.88	1.2%	4.6%
Average diluted shares outstanding (QTD)	**7,467**	7,475	7,119	-0.1%	4.9%
CAPITAL RATIOS:					
Total equity to total assets	**8.36%**	8.01%	7.30%	4.4%	14.4%
Leverage ratio	**9.83%**	9.43%	9.08%	4.2%	8.2%
Tier 1 risk-based capital ratio	**12.67%**	12.39%	11.83%	2.2%	7.1%
Total risk-based capital ratio	**13.93%**	13.65%	13.09%	2.0%	6.4%
CREDIT QUALITY AND RATIOS:					
Nonperforming assets	**$ 33,077**	$ 29,799	$ 27,461	11.0%	20.5%
QTD net chargeoffs (annualized) to QTD average loans	**0.80%**	1.00%	0.73%	-19.9%	10.0%
Allowance for loan losses to total loans	**2.25%**	2.19%	1.90%	2.8%	18.7%
Nonperforming assets to total loans and OREO	**5.21%**	4.65%	4.17%	12.0%	25.0%
Nonperforming assets to total assets	**3.91%**	3.43%	2.98%	14.1%	31.3%

UNITY BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
September 30, 2010

| | | | | 2010.Q3 VS. | |
| | | | | 2010.Q2 | 2009.Q3 |
Amounts in thousands, except percentages	9/30/2010	6/30/2010	9/30/2009	%	%
ASSETS					
Cash and due from banks	$ 16,928	$ 18,016	$ 17,035	-6.0%	-0.6%
Federal funds sold and interest-bearing deposits	30,379	37,478	48,853	-18.9%	-37.8%
Cash and cash equivalents	47,307	55,494	65,888	-14.8%	-28.2%
Securities available for sale	111,777	121,628	140,906	-8.1%	-20.7%
Securities held to maturity	23,043	22,034	30,595	4.6%	-24.7%
Total securities	134,820	143,662	171,501	-6.2%	-21.4%
SBA loans held for sale	19,021	22,093	21,364	-13.9%	-11.0%
SBA loans held to maturity	72,197	73,298	79,342	-1.5%	-9.0%
SBA 504 loans	65,075	65,343	71,432	-0.4%	-8.9%
Commercial loans	284,875	285,173	298,019	-0.1%	-4.4%
Residential mortgage loans	131,479	132,993	124,313	-1.1%	5.8%
Consumer loans	56,869	58,280	62,050	-2.4%	-8.3%
Total loans	629,516	637,180	656,520	-1.2%	-4.1%
Allowance for loan losses	(14,163)	(13,946)	(12,445)	1.6%	13.8%
Net loans	615,353	623,234	644,075	-1.3%	-4.5%
Premises and equipment, net	11,137	11,348	11,911	-1.9%	-6.5%
Deferred tax assets	7,168	7,485	7,256	-4.2%	-1.2%
Bank owned life insurance (BOLI)	8,732	8,653	5,946	0.9%	46.9%
Prepaid FDIC insurance	3,545	3,836	-	-7.6%	100.0%
Federal Home Loan Bank stock	4,656	4,656	4,677	0.0%	-0.4%
Accrued interest receivable	3,750	3,972	4,230	-5.6%	-11.3%
Other real estate owned (OREO)	5,773	3,728	2,774	54.9%	108.1%
Goodwill and other intangibles	1,548	1,552	1,563	-0.3%	-1.0%
SBA servicing assets	614	660	977	-7.0%	-37.2%
Other assets	1,982	1,455	1,891	36.2%	4.8%
Total assets	$ 846,385	$ 869,735	$ 922,689	-2.7%	-8.3%
LIABILITIES AND SHAREHOLDERS' EQUITY					
Noninterest-bearing demand deposits	$ 87,837	$ 87,908	$ 83,534	-0.1%	5.2%
Interest-bearing demand deposits	100,350	98,316	92,401	2.1%	8.6%
Savings deposits	292,372	291,355	263,758	0.3%	10.8%
Time deposits, under $100,000	124,851	143,617	209,050	-13.1%	-40.3%
Time deposits, $100,000 and over	64,748	72,036	101,922	-10.1%	-36.5%
Total deposits	670,158	693,232	750,665	-3.3%	-10.7%
Borrowed funds	86,044	87,672	85,000	-1.9%	1.2%
Subordinated debentures	15,465	15,465	15,465	0.0%	0.0%
Accrued interest payable	618	661	797	-6.5%	-22.5%
Accrued expenses and other liabilities	3,370	3,072	3,377	9.7%	-0.2%
Total liabilities	775,655	800,102	855,304	-3.1%	-9.3%
Cumulative perpetual preferred stock	18,894	18,770	18,418	0.7%	2.6%
Common stock	55,798	55,592	55,351	0.4%	0.8%
Retained earnings (deficit)	(473)	(815)	(1,253)	42.0%	62.3%
Treasury stock at cost	(4,169)	(4,169)	(4,169)	0.0%	0.0%
Accumulated other comprehensive income (loss)	680	255	(962)	166.7%	170.7%
Total shareholders' equity	70,730	69,633	67,385	1.6%	5.0%
Total liabilities and shareholders' equity	$ 846,385	$ 869,735	$ 922,689	-2.7%	-8.3%
Issued common shares	7,632	7,579	7,544		
Outstanding common shares	7,207	7,154	7,119		
Treasury shares	425	425	425		

UNITY BANCORP, INC.
QTD CONSOLIDATED STATEMENTS OF INCOME
September 30, 2010

| | | | | | | 2010.Q3 VS. | | |
| | For the Three Months Ended | | | 2010.Q2 | | | 2009.Q3 | |
Amounts in thousands, except percentages and per share amounts	9/30/2010	6/30/2010	9/30/2009		%		$	%
INTEREST INCOME								
Federal funds sold and interest-bearing deposits	$ 21	$ 29	$ 32	$ (8)	-27.6%	$	(11)	-34.4%
Federal Home Loan Bank stock	65	49	101	16	32.7%		(36)	-35.6%
Securities available for sale	1,071	1,054	1,482	17	1.6%		(411)	-27.7%
Securities held to maturity	270	250	389	20	8.0%		(119)	-30.6%
Total securities	1,341	1,304	1,871	37	2.8%		(530)	-28.3%
SBA loans	1,225	1,300	1,498	(75)	-5.8%		(273)	-18.2%
SBA 504 loans	1,093	1,091	1,147	2	0.2%		(54)	-4.7%
Commercial loans	4,454	4,488	4,973	(34)	-0.8%		(519)	-10.4%
Residential mortgage loans	1,808	1,959	1,772	(151)	-7.7%		36	2.0%
Consumer loans	719	724	791	(5)	-0.7%		(72)	-9.1%
Total loans	9,299	9,562	10,181	(263)	-2.8%		(882)	-8.7%
Total interest income	10,726	10,944	12,185	(218)	-2.0%		(1,459)	-12.0%
INTEREST EXPENSE								
Interest-bearing demand deposits	148	188	264	(40)	-21.3%		(116)	-43.9%
Savings deposits	639	728	1,032	(89)	-12.2%		(393)	-38.1%
Time deposits	1,450	1,687	2,950	(237)	-14.0%		(1,500)	-50.8%
Borrowed funds and subordinated debentures	1,077	1,078	1,081	(1)	-0.1%		(4)	-0.4%
Total interest expense	3,314	3,681	5,327	(367)	-10.0%		(2,013)	-37.8%
Net interest income	7,412	7,263	6,858	149	2.1%		554	8.1%
Provision for loan losses	1,500	1,500	3,000	-	0.0%		(1,500)	-50.0%
Net interest income after provision for loan losses	5,912	5,763	3,858	149	2.6%		2,054	53.2%
NONINTEREST INCOME								
Branch fee income	359	331	373	28	8.5%		(14)	-3.8%
Service and loan fee income	251	245	398	6	2.4%		(147)	-36.9%
Gain on sale of SBA loans held for sale, net	269	147	-	122	83.0%		269	100.0%
Gain on sale of mortgage loans	247	112	71	135	120.5%		176	247.9%
Bank owned life insurance (BOLI)	79	78	56	1	1.3%		23	41.1%
Other-than-temporary impairment charges	-	-	-	-	0.0%		-	0.00%
Net security gains	35	4	158	31	775.0%		(123)	-77.8%
Other income	220	253	106	(33)	-13.0%		114	107.5%
Total noninterest income (loss)	1,460	1,170	1,162	$ 290	24.8%	$	298	25.6%
NONINTEREST EXPENSE								
Compensation and benefits	2,960	2,822	2,909	138	4.9%		51	1.8%
Occupancy	624	608	595	16	2.6%		29	4.9%
Processing and communications	529	555	531	(26)	-4.7%		(2)	-0.4%
Furniture and equipment	440	447	414	(7)	-1.6%		26	6.3%
Professional services	229	199	274	30	15.1%		(45)	-16.4%
Loan collection costs	272	243	315	29	11.9%		(43)	-13.7%
OREO expense	482	157	176	325	207.0%		306	173.9%
Deposit insurance	333	320	351	13	4.1%		(18)	-5.1%
Advertising	130	241	147	(111)	-46.1%		(17)	-11.6%
Other expenses	405	448	398	(43)	-9.6%		7	1.8%
Total noninterest expense	6,404	6,040	6,110	364	6.0%		294	4.8%
Income (loss) before provision (benefit) for income taxes	968	893	(1,090)	75	8.4%		2,058	188.8%
Provision (benefit) for income taxes	242	212	(343)	30	14.2%		585	170.6%
Net income (loss)	726	681	(747)	45	6.6%		1,473	197.2%
Preferred stock dividends & discount accretion	385	379	372	6	1.6%		13	3.5%
Income available (loss attributable) to common shareholders	$ 341	$ 302	$ (1,119)	$ 39	12.9%	$	1,460	130.5%
Effective tax rate	25.0%	23.7%	31.5%					
Net income (loss) per common share - Basic	$ 0.05	$ 0.04	$ (0.16)					
Net income (loss) per common share - Diluted	$ 0.05	$ 0.04	$ (0.16)					
Weighted average common shares outstanding - Basic	7,176	7,156	7,119					
Weighted average common shares outstanding - Diluted	7,467	7,475	7,119					

UNITY BANCORP, INC.
YTD CONSOLIDATED STATEMENTS OF INCOME
September 30, 2010

Amounts in thousands, except percentages and per share amounts	Current YTD 9/30/2010	Prior YTD 9/30/2009	Current YTD VS. Prior YTD $	%
INTEREST INCOME				
Federal funds sold and interest-bearing deposits	$ 76	$ 78	$ (2)	-2.6%
Federal Home Loan Bank stock	148	219	(71)	-32.4%
Securities available for sale	3,405	4,670	(1,265)	-27.1%
Securities held to maturity	858	1,167	(309)	-26.5%
Total securities	4,263	5,837	(1,574)	-27.0%
SBA loans	3,977	4,668	(691)	-14.8%
SBA 504 loans	3,270	3,663	(393)	-10.7%
Commercial loans	13,546	15,040	(1,494)	-9.9%
Residential mortgage loans	5,729	5,419	310	5.7%
Consumer loans	2,174	2,383	(209)	-8.8%
Total loans	28,696	31,173	(2,477)	-7.9%
Total interest income	33,183	37,307	(4,124)	-11.1%
INTEREST EXPENSE				
Interest-bearing demand deposits	593	801	(208)	-26.0%
Savings deposits	2,268	2,588	(320)	-12.4%
Time deposits	4,952	10,084	(5,132)	-50.9%
Borrowed funds and subordinated debentures	3,232	3,344	(112)	-3.3%
Total interest expense	11,045	16,817	(5,772)	-34.3%
Net interest income	22,138	20,490	1,648	8.0%
Provision for loan losses	4,500	6,000	(1,500)	-25.0%
Net interest income after provision for loan losses	17,638	14,490	3,148	21.7%
NONINTEREST INCOME				
Branch fee income	1,051	1,038	13	1.3%
Service and loan fee income	705	946	(241)	-25.5%
Gain on sale of SBA loans held for sale, net	416	29	387	1334.5%
Gain on sale of mortgage loans	504	184	320	173.9%
Bank owned life insurance (BOLI)	230	166	64	38.6%
Other-than-temporary impairment charges	-	(1,749)	1,749	100.0%
Net security gains	42	675	(633)	-93.8%
Other income	592	316	276	87.3%
Total noninterest income	3,540	1,605	1,935	120.6%
NONINTEREST EXPENSE				
Compensation and benefits	8,781	8,386	395	4.7%
Occupancy	1,910	1,929	(19)	-1.0%
Processing and communications	1,609	1,554	55	3.5%
Furniture and equipment	1,311	1,381	(70)	-5.1%
Professional services	657	780	(123)	-15.8%
Loan collection costs	698	694	4	0.6%
OREO expense	669	193	476	246.6%
Deposit insurance	983	1,361	(378)	-27.8%
Advertising	478	373	105	28.2%
Other expenses	1,288	1,218	70	5.7%
Total noninterest expense	18,384	17,869	515	2.9%
Income (loss) before provision (benefit) for income taxes	2,794	(1,774)	4,568	257.5%
Provision (benefit) for income taxes	639	(559)	1,198	214.3%
Net income (loss)	2,155	(1,215)	3,370	277.4%
Preferred stock dividends & discount accretion	1,136	1,123	13	1.2%
Income available (loss attributable) to common shareholders	$ 1,019	$ (2,338)	$ 3,357	143.6%
Effective tax rate	22.9%	31.5%		
Net income (loss) per common share - Basic	$ 0.14	$ (0.33)		
Net income (loss) per common share - Diluted	$ 0.14	$ (0.33)		
Weighted average common shares outstanding - Basic	7,161	7,119		
Weighted average common shares outstanding - Diluted	7,417	7,119		

UNITY BANCORP, INC.
QUARTER TO DATE NET INTEREST MARGIN
September 30, 2010

| | For the Three Months Ended | | | | | |
| | September 30, 2010 | | | June 30, 2010 | | |
Amounts in thousands, except percentages	Average Balance	Interest	Rate/Yield	Average Balance	Interest	Rate/Yield
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits	$ 30,939	$ 21	0.27%	$ 41,695	$ 29	0.28%
Federal Home Loan Bank stock	4,656	65	5.54%	4,656	49	4.22%
Securities available for sale	115,876	1,085	3.75%	120,333	1,068	3.55%
Securities held to maturity	22,148	275	4.97%	23,300	256	4.39%
Total securities (A)	138,024	1,360	3.94%	143,633	1,324	3.69%
SBA loans	94,723	1,225	5.17%	98,214	1,300	5.29%
SBA 504 loans	65,506	1,093	6.62%	66,318	1,091	6.60%
Commercial loans	283,267	4,454	6.24%	285,709	4,488	6.30%
Residential mortgage loans	132,031	1,808	5.48%	133,379	1,959	5.87%
Consumer loans	57,315	719	4.98%	58,718	724	4.95%
Total loans (A), (B)	632,842	9,299	5.85%	642,338	9,562	5.97%
Total interest-earning assets	$ 806,461	$ 10,745	5.30%	$ 832,322	$ 10,964	5.28%
Noninterest-earning assets:						
Cash and due from banks	20,469			21,959		
Allowance for loan losses	(14,725)			(14,678)		
Other assets	41,374			42,289		
Total noninterest-earning assets	47,118			49,570		
Total assets	$ 853,579			$ 881,892		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 95,348	$ 148	0.62%	$ 100,108	$ 188	0.75%
Savings deposits	290,017	639	0.87%	292,543	728	1.00%
Time deposits	203,346	1,450	2.83%	227,722	1,687	2.97%
Total interest-bearing deposits	588,711	2,237	1.51%	620,373	2,603	1.68%
Borrowed funds and subordinated debentures	103,296	1,077	4.08%	101,907	1,078	4.18%
Total interest-bearing liabilities	$ 692,007	$ 3,314	1.89%	$ 722,280	$ 3,681	2.04%
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	87,644			86,772		
Other liabilities	4,115			4,313		
Total noninterest-bearing liabilities	91,759			91,085		
Total shareholders' equity	69,813			68,527		
Total liabilities and shareholders' equity	$ 853,579			$ 881,892		
Net interest spread		$ 7,431	3.41%		$ 7,283	3.24%
Tax-equivalent basis adjustment		(19)			(20)	
Net interest income		$ 7,412			$ 7,263	
Net interest margin			3.66%			3.51%

(A) Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state rates.
(B) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

UNITY BANCORP, INC.
QUARTER TO DATE NET INTEREST MARGIN
September 30, 2010

| | For the Three Months Ended | | | | | |
| | September 30, 2010 | | | September 30, 2009 | | |
Amounts in thousands, except percentages	Average Balance	Interest	Rate/Yield	Average Balance	Interest	Rate/Yield
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits	$ 30,939	$ 21	0.27%	$ 32,940	$ 32	0.39%
Federal Home Loan Bank stock	4,656	65	5.54%	4,677	101	8.57%
Securities available for sale	115,876	1,085	3.75%	131,360	1,495	4.55%
Securities held to maturity	22,148	275	4.97%	31,418	407	5.18%
Total securities (A)	138,024	1,360	3.94%	162,778	1,902	4.67%
SBA loans	94,723	1,225	5.17%	102,691	1,498	5.83%
SBA 504 loans	65,506	1,093	6.62%	71,764	1,147	6.34%
Commercial loans	283,267	4,454	6.24%	301,010	4,973	6.55%
Residential mortgage loans	132,031	1,808	5.48%	123,786	1,772	5.73%
Consumer loans	57,315	719	4.98%	62,459	791	5.02%
Total loans (A), (B)	632,842	9,299	5.85%	661,710	10,181	6.12%
Total interest-earning assets	$ 806,461	$ 10,745	5.30%	$ 862,105	$ 12,216	5.64%
Noninterest-earning assets:						
Cash and due from banks	20,469			18,502		
Allowance for loan losses	(14,725)			(11,478)		
Other assets	41,374			34,355		
Total noninterest-earning assets	47,118			41,379		
Total assets	$ 853,579			$ 903,484		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 95,348	$ 148	0.62%	$ 88,284	$ 264	1.19%
Savings deposits	290,017	639	0.87%	239,427	1,032	1.71%
Time deposits	203,346	1,450	2.83%	323,484	2,950	3.62%
Total interest-bearing deposits	588,711	2,237	1.51%	651,195	4,246	2.59%
Borrowed funds and subordinated debentures	103,296	1,077	4.08%	100,465	1,081	4.21%
Total interest-bearing liabilities	$ 692,007	$ 3,314	1.89%	$ 751,660	$ 5,327	2.80%
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	87,644			79,965		
Other liabilities	4,115			4,945		
Total noninterest-bearing liabilities	91,759			84,910		
Total shareholders' equity	69,813			66,914		
Total liabilities and shareholders' equity	$ 853,579			$ 903,484		
Net interest spread		$ 7,431	3.41%		$ 6,889	2.84%
Tax-equivalent basis adjustment		(19)			(31)	
Net interest income		$ 7,412			$ 6,858	
Net interest margin			3.66%			3.17%

(A) Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state rates.
(B) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

UNITY BANCORP, INC.
YEAR TO DATE NET INTEREST MARGIN
September 30, 2010

| | For the Nine Months Ended | | | | | |
| | September 30, 2010 | | | September 30, 2009 | | |
Amounts in thousands, except percentages	Average Balance	Interest	Rate/Yield	Average Balance	Interest	Rate/Yield
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits	$ 35,037	$ 76	0.29%	$ 19,222	$ 78	0.54%
Federal Home Loan Bank stock	4,663	148	4.24%	5,190	219	5.64%
Securities available for sale	122,445	3,446	3.75%	133,446	4,709	4.71%
Securities held to maturity	24,238	885	4.87%	33,277	1,222	4.90%
Total securities (A)	146,683	4,331	3.94%	166,723	5,931	4.74%
SBA loans	97,013	3,977	5.47%	103,321	4,668	6.02%
SBA 504 loans	67,405	3,270	6.49%	74,266	3,663	6.59%
Commercial loans	286,978	13,546	6.31%	303,234	15,040	6.63%
Residential mortgage loans	133,331	5,729	5.73%	125,667	5,419	5.75%
Consumer loans	58,595	2,174	4.96%	62,630	2,383	5.09%
Total loans (A), (B)	643,322	28,696	5.96%	669,118	31,173	6.22%
Total interest-earning assets	$ 829,705	$ 33,251	5.35%	$ 860,253	$ 37,401	5.81%
Noninterest-earning assets:						
Cash and due from banks	21,458			18,838		
Allowance for loan losses	(14,662)			(11,173)		
Other assets	41,521			33,409		
Total noninterest-earning assets	48,317			41,074		
Total assets	$ 878,022			$ 901,327		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 99,323	$ 593	0.80%	$ 86,232	$ 801	1.24%
Savings deposits	290,606	2,268	1.04%	192,559	2,588	1.80%
Time deposits	227,438	4,952	2.91%	357,073	10,084	3.78%
Total interest-bearing deposits	617,367	7,813	1.69%	635,864	13,473	2.83%
Borrowed funds and subordinated debentures	101,911	3,232	4.18%	116,427	3,344	3.79%
Total interest-bearing liabilities	$ 719,278	$ 11,045	2.04%	$ 752,291	$ 16,817	2.98%
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	85,876			77,730		
Other liabilities	4,166			4,297		
Total noninterest-bearing liabilities	90,042			82,027		
Total shareholders' equity	68,702			67,009		
Total liabilities and shareholders' equity	$ 878,022			$ 901,327		
Net interest spread		$ 22,206	3.31%		$ 20,584	2.83%
Tax-equivalent basis adjustment		(68)			(94)	
Net interest income		$ 22,138			$ 20,490	
Net interest margin			3.58%			3.20%

(A) Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state rates.
(B) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

UNITY BANCORP, INC.
ALLOWANCE FOR LOAN LOSSES AND LOAN QUALITY SCHEDULES
September 30, 2010

Amounts in thousands, except percentages	9/30/2010		6/30/2010		3/31/2010		12/31/2009		9/30/2009
ALLOWANCE FOR LOAN LOSSES:									
Balance, beginning of period	$	**13,946**	$	14,055	$	13,842	$	12,445	$	10,665
Provision for loan losses charged to expense		**1,500**		1,500		1,500		2,000		3,000
		15,446		15,555		15,342		14,445		13,665
Less: Chargeoffs									
SBA loans		**389**		517		-		-		448
SBA 504 loans		**-**		-		750		500		-
Commercial loans		**989**		1,038		485		125		674
Residential mortgage loans		**95**		115		100		-		125
Consumer loans		**9**		2		-		5		11
Total chargeoffs		**1,482**		1,672		1,335		630		1,258
Add: Recoveries									
SBA loans		**17**		53		45		23		14
SBA 504 loans		**-**		-		-		-		22
Commercial loans		**178**		10		3		3		-
Residential mortgage loans		**-**		-		-		-		-
Consumer loans		**4**		-		-		1		2
Total recoveries		**199**		63		48		27		38
Net chargeoffs		**1,283**		1,609		1,287		603		1,220
Balance, end of period	$	**14,163**	$	13,946	$	14,055	$	13,842	$	12,445
LOAN QUALITY INFORMATION:									
Nonperforming loans	$	**27,304**	$	26,071	$	26,654	$	25,496	$	24,687
Other real estate owned (OREO)		**5,773**		3,728		3,318		1,530		2,774
Nonperforming assets		**33,077**		29,799		29,972		27,026		27,461
Less: Amount guaranteed by Small Business Administration		**2,094**		1,436		2,205		1,931		1,759
Net nonperforming assets	$	**30,983**	$	28,363	$	27,767	$	25,095	$	25,702
Loans 90 days past due & still accruing	$	**2,467**	$	2,780	$	3,061	$	2,286	$	1,609
Allowance for loan losses to:									
Total loans at quarter end		**2.25%**		2.19%		2.16%		2.11%		1.90%
Nonperforming loans		**51.87%**		53.49%		52.73%		54.29%		50.41%
Nonperforming assets		**42.82%**		46.80%		46.89%		51.22%		45.32%
Net nonperforming assets		**45.71%**		49.17%		50.62%		55.16%		48.42%
QTD net chargeoffs (annualized) to QTD average loans:									
SBA loans		**1.56%**		1.89%		-0.19%		-0.09%		1.68%
SBA 504 loans		**0.00%**		0.00%		4.32%		2.78%		-0.12%
Commercial loans		**1.14%**		1.44%		0.67%		0.16%		0.89%
Residential mortgage loans		**0.29%**		0.35%		0.30%		0.00%		0.40%
Consumer loans		**0.03%**		0.01%		0.00%		0.03%		0.06%
Total loans		**0.80%**		1.00%		0.80%		0.36%		0.73%
Nonperforming loans to total loans		**4.34%**		4.09%		4.09%		3.88%		3.76%
Nonperforming assets to total loans and OREO		**5.21%**		4.65%		4.58%		4.10%		4.17%
Nonperforming assets to total assets		**3.91%**		3.43%		3.37%		2.90%		2.98%


UNITY BANCORP, INC.
QUARTERLY FINANCIAL DATA
September 30, 2010


Amounts in thousands, except percentages and per share amounts		9/30/2010		6/30/2010		3/31/2010		12/31/2009		9/30/2009
SUMMARY OF INCOME:										
Total interest income	$	10,726	$	10,944	$	11,513	$	12,101	$	12,185
Total interest expense		3,314		3,681		4,049		4,766		5,327
Net interest income		7,412		7,263		7,464		7,335		6,858
Provision for loan losses		1,500		1,500		1,500		2,000		3,000
Net interest income after provision for loan losses		5,912		5,763		5,964		5,335		3,858
Total noninterest income (loss)		1,460		1,170		910		535		1,162
Total noninterest expense		6,404		6,040		5,941		6,076		6,110
Income (loss) before provision (benefit) for income taxes		968		893		933		(206)		(1,090)
Provision (benefit) for income taxes		242		212		185		(340)		(343)
Net income (loss)		726		681		748		134		(747)
Preferred stock dividends & discount accretion		385		379		373		373		372
Income available (loss attributable) to common shareholders	$	341	$	302	$	375	$	(239)	$	(1,119)
Net income (loss) per common share - Basic	$	0.05	$	0.04	$	0.05	$	(0.03)	$	(0.16)
Net income (loss) per common share - Diluted	$	0.05	$	0.04	$	0.05	$	(0.03)	$	(0.16)
COMMON SHARE DATA:										
Market price per share	$	5.25	$	5.35	$	5.29	$	4.02	$	4.20
Dividends paid	$	-	$	-	$	-	$	-	$	-
Book value per common share	$	7.19	$	7.11	$	7.00	$	6.90	$	6.88
QTD weighted average shares - basic		7,176		7,156		7,150		7,126		7,119
QTD weighted average shares - diluted		7,467		7,475		7,294		7,126		7,119
Outstanding common shares		7,207		7,154		7,156		7,144		7,119
OPERATING RATIOS (Annualized):										
Return (loss) on average assets		0.34%		0.31%		0.34%		0.06%		-0.33%
Return (loss) on average equity		2.66%		2.43%		3.09%		-1.95%		-9.14%
Effficiency ratio		72.47%		71.66%		70.98%		71.05%		77.72%
BALANCE SHEET DATA:										
Total assets	$	846,385	$	869,735	$	889,927	$	930,357	$	922,689
Total deposits		670,158		693,232		714,802		758,239		750,665
Total loans		629,516		637,180		651,200		657,016		656,520
Total securities		134,820		143,662		138,442		169,022		171,501
Total shareholders' equity		70,730		69,633		68,712		67,865		67,385
Allowance for loan losses		(14,163)		(13,946)		(14,055)		(13,842)		(12,445)
TAX EQUIVALENT YIELDS AND RATES:										
Interest-earning assets		5.30%		5.28%		5.47%		5.45%		5.64%
Interest-bearing liabilities		1.89%		2.04%		2.20%		2.44%		2.80%
Net interest spread		3.41%		3.24%		3.27%		3.01%		2.84%
Net interest margin		3.66%		3.51%		3.57%		3.30%		3.17%
CREDIT QUALITY:										
Nonperforming assets	$	33,077	$	29,799	$	29,972	$	27,026	$	27,461
QTD net chargeoffs (annualized) to QTD average loans		0.80%		1.00%		0.80%		0.36%		0.73%
Allowance for loan losses to total loans		2.25%		2.19%		2.16%		2.11%		1.90%
Nonperforming assets to total loans and OREO		5.21%		4.65%		4.58%		4.10%		4.17%
Nonperforming assets to total assets		3.91%		3.43%		3.37%		2.90%		2.98%
CAPITAL RATIOS AND OTHER:										
Total equity to total assets		8.36%		8.01%		7.72%		7.29%		7.30%
Leverage ratio		9.83%		9.43%		9.18%		8.83%		9.08%
Tier 1 risk-based capital ratio		12.67%		12.39%		12.02%		11.75%		11.83%
Total risk-based capital ratio		13.93%		13.65%		13.28%		13.01%		13.09%
Number of banking offices		16		16		16		16		16
Number of ATMs		18		18		19		19		19
Number of employees		173		165		171		174		174